UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ______)*

30DC, INC.
(Name of Issuer)

Common Shares, $0.001 par value
(Title of Class of Securities)

None
(CUSIP Number)

Henry Pinskier

22 Helenslea Road, Caulfield

Melbourne, Australia 3161
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 22, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23286A104
(1)	NAME OF REPORTING PERSON: Henry Pinskier

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS OO

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION Australia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 3,747,000 (a)(b)

	(8)	SHARED VOTING POWER 0

	(9)	SOLE DISPOSITIVE POWER 3,747,000 (a)(b)

	(10)	SHARED DISPOSITIVE POWER 0

(11)

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,500,000 unexercised stock options directly; 1,747,000 common shares indirectly and beneficially through Meadsview Pty Ltd as Trustee for the Pinskier Family Trust and 500,000 common shares indirectly and beneficially through Meadsview ATF Super Benef: Henry Pinskier

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.79% (c)(d)

(14)	TYPE OF REPORTING PERSON IN

(a) 1,500,000 unexercised stock options directly

(b) 1,747,000 common shares indirectly and beneficially through Meadsview Pty Ltd as Trustee for the Pinskier Family Trust and 500,000 common shares indirectly and beneficially through Meadsview ATF Super Benef: Henry Pinskier

(c) Based on 64,659,783 shares issued and outstanding as of the date of this filing if Mr. Pinskier's options were exercised.

(d) If all options and warrants outstanding were exercised in the next 60 days, there would be 67,068,632 shares issued and outstanding thereby adjusting Mr. Pinskier's percentage to 5.59%.

Item 1. Security and Issuer

This Schedule 13D (this “13D”) is filed with respect to the Common Shares,  par value $0.001 per share (the “Shares”), of 30DC, Inc., a Maryland corporation (the “Issuer”). The principal executive office of the Issuer is located at 80 Broad Street, 5th Floor, New York, NY 10004.

Item 2. Identity and Background

Below is information regarding the Reporting Persons.

(a)	This 13D is being filed on behalf of the following person: Henry Pinskier
(b)	The principal business address for the Reporting Person is 22 Helenslea Road, Caulfield, Melbourne, Australia 3161.

(c)

Employment Information: Mr. Pinskier, age 55, joined 30DC, Inc.'s board of directors on October 11, 2012, was elected Chairman of the Board on January 31, 2013 and Interim CEO on July 30, 2015.  Mr. Pinskier serves as Chair and Joint Owner (1993- current) of Medi7 Pty Ltd., a General Practice medical services company with 100 Doctors and staff across multiple clinics in Melbourne Australia. Mr. Pinskier also currently serves as Chair for Spondo P/L an unlisted Public Company, which provides syndicated, secure easy to use video on demand system utilizing Pay Per View with a multi-level payment distribution process.  He has previously served on the boards of 3 publicly listed companies in Australia related to Health technology in the area of Medical devices and services as well as having served as a Director of a Private US company with an Australian subsidiary delivering safety surveillance services. Mr. Pinskier has been involved in the Health Sector and IT /IM sector as well as having served as a Director in the past on a number of Victorian public sector organizations, VMIA the State Government of Victoria's Insurance Company from 2005-2011, Yarra Valley Water from 2008-2011 and The Alfred Group of Hospitals from 2000-2009. From 1985 until 2000, he practiced medicine.  Across the different organizations he Chaired Strategy subcommittees, Risk and Audit Committees, Nomination Committees and been part of Finance Committees.  Mr. Pinskier attended and graduated MBBS from Monash University in 1984.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Pinskier is a citizen of Australia..

Item 3. Source and Amount of funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

On December 22, 2015, Mr. Pinskier entered into an agreement with 30DC, Inc., a Maryland corporation. Mr. Pinskier received 2,000,000 shares of common stock pursuant to the Services Agreement.

Item 5. Interest in Securities of the Issuer

(a)	Aggregate number and percentage of the class of securities beneficially owned:

Mr. Pinskier beneficially owns 1,747,000 common shares indirectly and beneficially through Meadsview Pty Ltd as Trustee for the Pinskier Family Trust and 500,000 common shares indirectly and beneficially through Meadsview ATF Super Benef: Henry Pinskier, representing approximately 3.47% of the issued and outstanding common stock of the Issuer. Mr. Pinskier beneficially owns 1,500,000 unexercised stock options to purchase shares of Issuer's common stock, representing approximately 2.32% of the issued and outstanding common stock of the Issuer, for a combined total of 5.79%  of the issued and outstanding if Mr. Pinskier's options were exercised. If all options and warrants outstanding were exercised in the next 60 days, there would be 67,068,632 shares issued and outstanding thereby adjusting Mr. Pinskier's percentage to 5.59%.

(b)	Number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition:
Sole Power to Vote or to Direct the Vote: 3,747,000 (1)
Shared Power to or to Direct the Vote: 0
Sole Power to Dispose or to Direct the Disposition of: 3,747,000 (1)
Shared Power to Dispose or to Direct the Disposition of: 0

(1) 1,500,000 unexercised stock options directly; 1,747,000 common shares indirectly and beneficially through Meadsview Pty Ltd as Trustee for the Pinskier Family Trust and 500,000 common shares indirectly and beneficially through Meadsview ATF Super Benef: Henry Pinskier

(c)	Except as disclosed above, the Reporting Person has not effected any transaction in the shares during the preceding 60 days.

(d)

No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares reported on this Schedule 13D.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be filed as Exhibits

10.1	Services Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2016

By:	/s/ Henry Pinskier
Name:	Henry Pinskier